SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No. )

Metacrine, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

59101E 10 3

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #59101E 10 3

1	NAME OF REPORTING PERSONS Polaris Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,715,316 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,715,316 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,715,316 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such shares are held of record by PP VII (as defined in Item 2(A) below). PMC VII (as defined in Item 2(A) below), the general partner of PP VII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 25,956,300 shares of Common Stock outstanding as of November 9, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2020, as filed with the United States Securities and Exchange Commission on November 12, 2020 (the “Form 10-Q”).

CUSIP #59101E 10 3

1	NAME OF REPORTING PERSONS Polaris Entrepreneurs’ Fund VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 178,942 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 178,942 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,942 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PEF VII (as defined in Item 2(a) below). PMC VII, the general partner of PEF VII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 25,956,300 shares of Common Stock outstanding as of November 9, 2020, as reported on the Issuer’s Form 10-Q.

CUSIP #59101E 10 3

1	NAME OF REPORTING PERSONS Polaris Management Co. VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,894,258 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,894,258 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,894,258 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2% (2)
12	TYPE OF REPORTING PERSON OO

(1)

2,715,316 of such shares are held of record by PP VII and 178,942 of such shares are held of record by PEF VII. PMC VII, the general partner of each of PP VII and PEF VII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 25,956,300 shares of Common Stock outstanding as of November 9, 2020, as reported on the Issuer’s Form 10-Q.

CUSIP #59101E 10 3	SCHEDULE 13G

ITEM 1(A).	NAME OF ISSUER

Metacrine, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3985 Sorrento Valley Blvd., Suite C

San Diego, CA 92121

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed on behalf of each of the following persons: Polaris Partners VII, L.P. (“PP VII”), Polaris Entrepreneurs’ Fund VII, L.P. (“PEF VII”) and Polaris Management Co. VII, L.L.C. (“PMC VII” and together with PP VII and PEF VII, the “Reporting Entities”). David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII. To the extent feasible, PEF VII invests alongside PP VII. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2(B).	ADDRESS OR PRINCIPAL OFFICE

The address for each of the Reporting Entities:

c/o Polaris Partners

One Marina Park Drive, 10th Floor

Boston, MA 02210

ITEM 2(C).	CITIZENSHIP

PP VII and PEF VII are limited partnerships organized under the laws of the State of Delaware. PMC VII is a limited liability company organized under the laws of the State of Delaware.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.0001 per share

ITEM 2(E)	CUSIP NUMBER

59101E 10 3

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Entities filing this Statement is provided as of December 31, 2020:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person and the corresponding footnotes.*

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person and the corresponding footnotes.*

*	Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of each PP VII and PEF VII, and the limited liability company agreement of PMC VII, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit A.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

Material to be Filed as Exhibits.

Exhibit A – Agreement regarding filing of joint Schedule 13G.

CUSIP #59101E 10 3

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

POLARIS PARTNERS VII, L.P.

By:	Polaris Management Co. VII, L.L.C.

By:	*
Authorized Signatory

POLARIS ENTREPRENEURS’ FUND VII, L.P.

By:	Polaris Management Co. VII, L.L.C.

By:	*
Authorized Signatory

POLARIS MANAGEMENT CO. VII, L.L.C.

By:	*
Authorized Signatory

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[*This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]